UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41796

NATURE WOOD GROUP LIMITED

(Registrant’s Name)

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 16, 2025, at 10:00 a.m., local time, Nature Wood Group Limited (the “Company”) held an Annual General Meeting of Shareholders at 45th Floor, West Tower, Xinghe Twin Towers, No. 8 Yaxing Road, Bantian Sub-district, Longgang District, Shenzhen City, China to vote on the following proposals which were approved by the majority of the shareholders:

1.	Change of Company Name

(a)	the Company’s name be changed from “Nature Wood Group Limited” to “CL Workshop Group Limited” and the Company’s foreign name be changed from “大自然林業集團有限公司” to “刺梨工坊公司” (the “Change of Company Name”),

(b)	the registered agent of the Company be and is hereby authorized and instructed to file with the Registry of Corporate Affairs in the British Virgin Islands (the “BVI Registry”) an application to effect and certificate the Change of Company Name,

(c)	subject to the Change of Company Name being certificated by the BVI Registry, and, as a consequence of such change:

Clause 1 of the Amended and Restated Memorandum of Association be deleted in its entirety and replaced by the following:

“1. Name

The name of the Company is CL Workshop Group Limited.

The company has a foreign character in addition to its name which is (刺梨工坊公司).

In the event of any inconsistency, the name of the Company in English shall prevail.”; and

(d)	the depositary or registered agent of the Company be and hereby is authorized to updated the shareholder list of the Company as may be necessary to reflect the Change of Company Name.

2.	Share Reorganization

(a)	the maximum number of shares the Company is authorized to issue be increased, redesignated and reclassified from 200,000,000 shares of a single class each with a par value of US$0.001 (the “Ordinary Shares”) to 8,000,000,000 shares each with a par value of US$0.001 divided into (i) 7,520,000,000 Class A ordinary shares with a par value of US$0.001 each (the “Class A Ordinary Shares”); and (ii) 480,000,000 Class B ordinary shares with a par value of US$0.001 each (the “Class B Ordinary Shares”) (the “Share Reorganization”);

(b)	pursuant to the Share Reorganization,

a.	the currently issued 132,425,321 Ordinary Shares be and are re-designated and re-classified into (i) 92,932,850 Class B Ordinary Shares with 50 votes per share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association (as defined below) on a one for one basis and (ii) 39,492,471 Class A Ordinary Shares with 1 vote per share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association , on a one for one basis, as follows:

Name of Shareholder	Number of existing ordinary shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
TUTU Business Services Limited	92,932,850	92,932,850 Class B Ordinary Shares
All other shareholders	39,492,471	39,492,471 Class A Ordinary Shares
Total	132,425,321

b.	the remaining authorized but unissued 7,867,574,679 Ordinary Shares be and are re-designated and re-classified into (i) 7,480,507,529 Class A Ordinary Shares on a one for one basis and (ii) 387,067,150 Class B Ordinary Shares on a one for one basis;

(c)	as a consequence of the Share Reorganization, Clause 5 of the Amended and Restated Memorandum of Association be deleted in its entirety and replaced by the following:

“5. Number and classes of Shares

5.1 The Company is authorized to issue a maximum of 8,000,000,000 ordinary shares each with a par value of US$0.001, divided into:

(a) 7,520,000,000 Class A ordinary shares with par value of US$0.001 (Class A Ordinary Shares); and

(b) 480,000,000 Class B ordinary shares with par value of US$0.001 (Class B Ordinary Shares).

5.2 The Company may at the discretion of the Board of Directors, but shall not otherwise be obliged to, issue fractional Shares or round up or down fractional holdings of Shares to its nearest whole number and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.”; and

(d)	the registered agent of the Company be and is hereby authorized and instructed to file the necessary notice of amendment together with a copy (or any necessary extract) of these resolutions, with the BVI Registry, and make any further relevant filings with the BVI Registry as may be required to effect the Share Reorganization; and

(e)	the depositary or registered agent of the Company be and hereby is authorized to updated the shareholder lists of the Company as may be necessary to reflect the Share Reorganization.

3.	Adoption of Second Amended and Restated Memorandum and Articles of Association

(a)	the second amended and restated memorandum and articles of association of the Company (the “Second Amended and Restated Memorandum and Articles of Association”) be adopted in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company in its entirety, and

(b)	the registered agent of the Company be and is hereby authorized and instructed to file the necessary notice of amendment and the Second Amended and Restated Memorandum and Articles of Association together with a copy (or any necessary extract) of these resolutions, with the BVI Registry, and make any further relevant filings with the BVI Registry as may be required to effect the Second Amended and Restated Memorandum and Articles of Association.

The Change of Company Name and the Share Reorganization are anticipated to take effect on December 29, 2025.

A press release dated December 16, 2025 announcing the results of the Annual General Meeting of Shareholders is furnished as Exhibit 99.1 to this Form 6-K.

EXHIBITS

Exhibit No.	Description
99.1	Press Release dated December 16, 2025, announcing results of the Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nature Wood Group Limited

By:	/s/ Liying WANG
Name:	Liying WANG
Title:	Director and Chief Executive Officer

Date: December 16, 2025